FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

ZEN Graphene Solutions Ltd. (the "Company")
210-1205 Amber Drive Thunder Bay, ON P7B 6M4

2. Date of Material Change April 8, 2021

3. News Release

A press release disclosing the material change was released on April 9, 2021, through the facilities of AccessWire.

4. Summary of Material Change

On April 9, 2021 the Company has closed a non-brokered private placement of units (the "Offering") through the issuance of 1,735,199 units (the "Unit") at a price of $2.50 per unit for gross proceeds of $4,337,998.

5. Full Description of Material Change

In connection with the Offering, the company issued 1,735,199 Units at a price of $2.50 per Unit for gross proceeds of $4,377,998.

Each Unit is comprised of one common share in the capital of the Company (each, a "Common Share") and one-half of one whole Common Share purchase warrant (each whole warrant, a "Warrant"). Each Warrant is exercisable to acquire one Common Share at an exercise price of $3.00 per Common Share until April 8, 2023, provided however that if, at any time after the date that is 4 months and one day after the date of issuance of the Warrant, the closing price of the Common Shares on the TSX Venture Exchange (or such other stock exchange on which the Common Shares may be traded from time to time) is at or above $4.00 per Common Share for a period of 10 consecutive trading days (the "Triggering Event"), then the Company may, within 100 days of the Triggering Event, accelerate the expiry date of the Warrants by giving notice thereof to the holders of the Warrants, by way of news release, and in such case the Warrants will expire on the first day that is 30 calendar days after the date on which such notice is given by the Company announcing the Triggering Event. The Warrants are subject to the terms and conditions of a warrant indenture (the "Warrant Indenture") dated April 8, 2021 between the Company and Capital Transfer Agency, ULC ("Capital Transfer") as agent for the Warrants, a copy of which is available under the Company's profile on SEDAR.com. Inquiries relating to the Warrants or the exercise thereof can be directed to Capital Transfer at info@capitaltransferagency.com.

The Company intends to use the net proceeds of the Offering to fund capital expenditures and operating expenses at Guelph locations supporting the scale-up and production of its antimicrobial coating to serve existing client orders and create capacity for subsequent, continue to invest in its intellectual property related to graphene and for general corporate purposes.

In connection with the Offering, the Company paid certain eligible persons (the "Finders") an aggregate cash commission of $82,254.90, equal to 6.0% of the gross proceeds of the Offering sourced by such Finders, of which $38,979 was paid through the issuance of 15,592 Common Shares.

All securities issued pursuant to the Offering will be subject to a statutory hold period of four months plus a day from the date of issuance in accordance with applicable securities legislation. The closing of the Offering is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals, including the approval of the TSX Venture Exchange.

The Offering constituted a "related party transaction" as such term is defined by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transaction ("MI 61- 101") as a director and officer of the Company, subscribed for an aggregate of 16,000 Units pursuant to the Offering.

The following supplementary information is provided in accordance with Section 5.2 of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101").

(a) a description of the transaction and its material terms:

In connection with the Offering, 16,000 Units were issued to an insider (the "Insider") of the Company.

(b) the purpose and business reasons for the transaction:

The Company intends to use the net proceeds of the Offering to fund capital expenditures and operating expenses at Guelph locations supporting the scale-up and production of its antimicrobial coating to serve existing client orders and create capacity for subsequent, continue to invest in its intellectual property related to graphene and for general corporate purposes.

(c) the anticipated effect of the transaction on the issuer's business and affairs:

The Company intends to use the net proceeds of the Offering to fund capital expenditures and operating expenses at Guelph locations supporting the scale-up and production of its antimicrobial coating to serve existing client orders and create capacity for subsequent, continue to invest in its intellectual property related to graphene and for general corporate purposes.

(d) a description of:

(i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

In connection with the Offering, Mr. Brian Bosse, the Chief Financial Officer and a director of the Company was issued 16,000 Units.

(ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Pursuant to the Offering, Mr. Bosse acquired 16,000 Units of the Company. Prior to the completion of the Offering, Mr. Bosse beneficially owned and controlled, directly or indirectly, 253,054 Common Shares, 850,000 stock options and 42,221 Warrant representing approximately 0.29% of the Company's issued and outstanding Common Shares on a non-diluted basis and approximately 1.31% of the Company's issued and outstanding Common Shares on a partially diluted basis. Upon completion of the Offering, Mr. Bosse now beneficially owns and controls, directly or indirectly, 269,140 Common Shares, 850,000 stock options and 50,221 Warrants, representing approximately 0.30% of the Company's issued and outstanding Common Shares on a non-diluted basis and approximately 1.31% of the Company's issued and outstanding Common Shares on a partially diluted basis.

(e) unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

A resolution of the board of directors was passed on April 8, 2021, approving the Offering. No special committee was established in connection with the Offering, and no materially contrary view or abstention was expressed or made by any director.

(f) A summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g) disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction:

(i) that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii) the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(e) the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Other than subscription agreements for the Units, the Company did not enter into any agreement with an interested party or a joint actor with an interested party in connection with the Offering. To the Company's knowledge, no related party to the Company entered into any agreement with an interested party or a joint actor with an interested party, in connection with the Offering.

(f) disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

The Company is relying on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61- 101, as the fair market value of the securities being issued to the Insider in connection with the Offering does not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101. The Company did not file a material change report in respect of the related party transaction at least 21 days before the closing of the Offering, which the Company deems reasonable in the circumstances in order to complete the Offering in an expeditious manner.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

7. Omitted Information

No significant facts have been omitted from this Material Change Report.

8. Executive Officer

For further information, contact Brian Bosse, Director and Chief Financial Officer of the Company at 1-844-730-9822 or brian@zengraphene.com.

9. Date of Report

This report is dated at Toronto, this 19th day of April, 2021.

Cautionary Statement Regarding Forward-Looking Information

Certain information contained in this material change report constitutes "forward-looking information" or "forward-looking statements" (collectively, "forward- looking information").

Without limiting the foregoing, such forward-looking information includes statements regarding the process and completion of the Offering, the use ofproceeds of the Offering and any statements regarding the Company's business plans, expectations and objectives. In this material change report, words such as "may", "would", "could", "will", "likely", "believe", "expect", "anticipate", "intend", "plan", "estimate" and similar words and the negative form thereof are used to identify forward-looking information. Forward looking information should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking information is based on information available at the time and/or the Company management's good faith belief with respect to future events and is subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond the Company's control. For additional information with respect to these and other factors and assumptions underlying the forward-looking information made in this material change report, see the Company's most recent Management's Discussion and Analysis andfinancial statements and other documents filed by the Company with the Canadian securities commissions and the discussion of risk factors set out therein. Such documents are available at www.sedar.com under the Company's profile and on the Company's website, https://www.zengraphene.com/. The forward-looking informationset forth herein reflects the Company's expectations as at the date of this material change report and is subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.